LIBERTY GROUP HOLDINGS, INC.
                                formally known as
                               BIO-RESPONSE, INC.
                             1612 N. Osceola Avenue
                            Clearwater, Florida 33755
                       ----------------------------------

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER
                       ----------------------------------

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
                 IS REQUIRED IN CONNECTION WITH THIS INFORMATION
                  STATEMENT. NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                       ----------------------------------

          This Information Statement, which is being mailed on or about November 24, 1999 to the holders of record of shares of common stock, par value $0.004 per share (the "Common Stock"), of Liberty Group Holdings, Inc., a Delaware corporation, formally known as Bio-Response, Inc. (the "Company"), on November 23, 1999, is being furnished in connection with the designation by Liberty Food Group, Ltd., a Delaware corporation ("Liberty"), of persons (the "Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to the Agreement dated as of November 23, 1999 (the "Agreement"), by and among the Company, BR Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, and Liberty.

          Pursuant to the Agreement, BR Acquisition Corp., a wholly owned subsidiary of the Company, merged with and into Liberty (the "Merger"), and the Company issued 4,500,000 shares of Common Stock to the stockholders of Liberty. See "CHANGE OF CONTROL" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT". As a direct result of the Merger, Liberty Food Group, LLC, a Delaware limited liability company which is wholly owned by the Company, purchased all the assets of Ferro Foods Corporation, a New York corporation ("Ferro"), in consideration of the issuance to Ferro of 2,000,000 shares of Common Stock. Ferro is in the business of marketing and distributing restaurant pizzeria food items and supplies. Upon consummation of the above described transactions, the Company, through its wholly-owned limited liability company, owns all the assets necessary to operate the business of Ferro. Neither the Company nor Liberty Food Group, LLC assumed any debts, liabilities or obligations of Ferro in the transaction.

          No action is required by the stockholders of the Company in connection with the appointment of the Designees to the Board. Such Designees were elected to the Board by the existing members of the Board pursuant to Article III,
Section 3 of the Amended By-Laws of the Company. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise then at a meeting of the Company's stockholders.

          The information contained in this Information Statement concerning Liberty and the Designees has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Liberty are located at 11 52nd Street, Brooklyn, New York 11232.

                                     GENERAL

          Shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of November 22, 1999, there were 650,000 shares of Common Stock outstanding. The Board currently consists of one member who holds office until her successor is elected and qualified or until her earlier death, resignation or removal.


                          RIGHT TO DESIGNATE DIRECTORS

          The Agreement provides that upon the expiration of ten days from the mailing of this Information Statement to the stockholders of the Company, the current director of the Company, Sally A. Fonner, will resign (see "CURRENT DIRECTOR AND OFFICER OF THE COMPANY"), the size of the Board will be increased from one director to two directors and the Designees will be elected by the Board as replacement and additional members of the Board.

          When the Designees assume office, they will constitute a majority of the Board. Although the Merger was consummated on November 23, 1999, the term of the two (2) Designees (Dennis Lane and Barry Hawk) will commence immediately upon the resignation of Ms. Fonner.

                                    DESIGNEES

          Set forth below is the name, age, and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each Designee. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 11 52nd Street, Brooklyn, New York 11232.

          Dennis Lane, 47, is the Chairman, Chief Executive Officer and Treasurer of Liberty, and upon consummation of the Merger, became the Chairman, Chief Executive Officer and Treasurer of the Company. Since October 1998, Mr. Lane was Vice President-Business Development of Ferro. From January 1995 until September 1998, Mr. Lane was a director of Winderby Management, S.A., an import/export operations and trade development company with business in Europe, the Mediterranean, North Africa and the Pacific Rim. From April 1993 until January 1995, Mr. Lane was a director of Livan Partners, S.A., an import/export operations and trade development company with business in Europe, the Mediterranean and North Africa. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

          Barry Hawk, 31, is the President, Chief Operations Officer and Secretary of Liberty, and upon consummation of the Merger became the President, Chief Operations Officer and Secretary of the Company. Since December 1998, Mr. Hawk was Vice President-Corporate Development of Ferro. From February 1998 until December 1998, Mr. Hawk was a Vice President of Crestwood Capital Group, Corp., a New York-based company which provided corporate financing and management consulting services to both public and private companies. From March 1996 until February 1998, Mr. Hawk was the President of Win Capital Corp, a New York- based company corporate finance, trading and consulting company. From December 1994 until March 1996, Mr. Hawk was a Managing Director of Precision Consulting Group, Inc., a pension and investment consulting company. Mr. Hawk graduated Yeshiva University with a B.A. with honors in 1990. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

          Prior to the closing of the Merger, none of the Designees was a director of or held any position with the Company. Liberty has informed the Company that each of Designees listed above has consented to act as a director of the Company and that, to the best of its knowledge, none of Designees, prior to the closing of the Merger, (i) has a family relationship with any of the directors or executive officers of the Company; (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company;
(iii) has been involved in any transactions with the Company, has been indebted to the Company, or has had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; or (iv) has been the subject of any civil regulatory proceeding or any criminal proceeding.

                     CURRENT DIRECTOR AND EXECUTIVE OFFICER

          The name of the current director and executive officer of the Company, her age as of the date of this Information Statement, and certain other information about her is set forth below.

          Sally A. Fonner, age 50, has been the sole director and officer of the Company since the revival of the Company in December 1996. Ms. Fonner has been an independently employed business consultant for most of the past fifteen years. She graduated from Stephens University in 1969 with a Bachelor of Arts Degree in Social Systems. After a stint in the private sector, Ms. Fonner returned to further her education and obtained her MBA Degree from the Executive Program of the University of Illinois in 1979. In many of her assignments as a business consultant, she frequently engaged in dealings which involve financiers and large monetary transactions. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

          The Board took no action in 1998, and five actions in the current fiscal year. During the past two fiscal years, the sole director did not receive any director's fees or other compensation from the Company, other than the shares issued to Capston Network Company, a Delaware corporation ("Capston") which is solely owned by Ms. Fonner. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT". The Board has no standing committees.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

          The table below sets forth the beneficial ownership of the Common Stock on November 22, 1999 by persons who either (i) are beneficial owners of 5% or more of the Common Stock, or (ii) are officers or directors of the Company. This information is based on the Company's current information concerning the ownership of its securities.

          As of the date hereof, there are 650,000 shares outstanding as a result of (a) the 30.5885 to 1 reverse stock split which was approved by a special meeting of the stockholders of the Company on March 10, 1997, (b) the cancellation of 150,000 shares from a stockholder of the Company, and (c) the issuance of compensation shares.



         Name and Address                          Shares  of Common       Percent of
     of Beneficial Owner (1)                            Stock                Class

John L. Peterson .............................         117,906               18.1%
5616 San Felipe
Houston, Texas 77056

Executive Life Insurance Co. .................          43,016                6.6%
11444 West Olympic Boulevard
Los Angeles, CA 90664

Eli S. Jacobs ................................          97,266               14.96%
375 Park Avenue
New York, NY 10022

Sally A. Fonner ..............................          71,586(2)            11.01%
c/o Capston Network Company
1612 N. Osceola Avenue
Clearwater, Florida 33755

Robert Williams ..............................          35,000                5.38%
110 Harborview Lane
Bellar Bluffs
Largo, Florida 33770

All persons who are officers .................          71,586(3)            11.01%
and directors of the Company,
 as a group (one person)

(1) Except as noted in these footnotes or as otherwise stated above, each person has sole voting and investment power.

(2) The majority of these shares were issued to Ms. Fonner in connection with Capston's efforts in restructuring the Company as a "clean public shell" for the purpose of effecting a business combination transaction. Ms. Fonner is the sole officer and director of the Company and the sole stockholder of Capston. A small percentage of these shares were purchased by Capston so that Capston could effect a renewal, revival and restoration of the Company's Certificate of Incorporation, which occurred in December 1996.

(3)  These shares are attributed to Ms. Fonner.

Pro  Forma Security Ownership of Certain Beneficial Owners and
Management

       The table below sets forth, on a pro forma basis, the beneficial ownership by certain holders of the Common Stock upon the consummation of the transactions contemplated by the Agreement and the acquisition by Liberty Food Group, LLC of the assets of Ferro; on a pro forma basis, there will be 6,375,000 issued and outstanding shares of Common Stock. These holders are persons who at such time will either be (i) beneficial owners of 5% or more of the Common Stock or (ii) officers or directors of the Company.


         Name and Address                   Shares of               Percent
     of Beneficial Owner (1)                 Common                of  Class
                                             Stock

Ferro Foods Corporation ................    2,000,000  (2)(3)       31.37%
28 53rd Street
Brooklyn, New York 11232

Haines City Trust ......................    1,088,250  (4)          17.07%
c/o Liberty Food Group, Ltd.
11 52nd Street
Brooklyn, New York 11232

Willow Road Trust ......................      900,000  (5)          14.12%
c/o Liberty Food Group, Ltd.
11 52nd Street
Brooklyn, New York 11232

Steel II Trust .........................      498,250  (5)           7.82%
c/o Liberty Food Group, Ltd.
11 52nd Street
Brooklyn, New York 11232

Dennis Lane ............................    1,643,250  (4)(6)       25.78%
c/o Liberty Food Group, Ltd.
11 52nd Street
Brooklyn, New York 11232

Barry Hawk .............................    3,425,000  (5)(6)       53.73%
c/o Liberty Food Group, Ltd.
11 52nd Street
Brooklyn, New York 11232

All officers and directors of the ......    5,068,250  (7)          79.5%
Company as a group (two persons)

(1) Except as noted in these footnotes or as otherwise stated above, each person has sole voting and investment power.

(2) The shares were issued to Ferro in consideration for the transfer and sale of all the assets of Ferro to the Company.

(3) The shares issued to Ferro are subject to a Voting Trust and Proxy Agreement by and among Liberty, Ferro, Frank Ferro, Sr. and Frank Gambino (the "Voting Agreement"), pursuant to which Mr. Hawk has full voting power over such shares until November 23, 2001. Moreover, in connection with the acquisition of the assets from Ferro, these shares were placed in escrow pursuant to an Escrow Agreement and will not be released until Liberty determines, in its sole and absolute discretion, that Ferro has entered into a financial accommodation sufficient to satisfy the outstanding debts and liabilities connected with the business of Ferro. If such accommodation is not established prior to December 24, 1999, only 1,000,000 shares will be released to Ferro and the balance will be returned to the Company.

(4) Each of the trusts was a stockholder of Liberty, and received the number of shares of Common Stock set forth opposite its respective name as a result of the Merger. Dennis Lane and his wife, Diane, are the trustees of both the Haines City Trust and Potomac River Trust (which holds 280,000 shares of Common Stock, or 4.39% of the issued and outstanding share capital). Diane Lane and David Lubin, Esq., are the trustees of the Great Falls Trust (which holds 280,000 shares of Common Stock, or 4.39% of the issued and outstanding share capital). Each trust agreed with the Company that it will not sell the shares of Common Stock until November 24, 2001. Although each of the trustees has joint and several discretion on the voting and investment power of each of the respective trusts, each of the trustees expressly disclaims beneficial ownership of the shares of Common Stock held by each such trust.

(5) Each of the trusts was a stockholder of Liberty, and received the number of shares of Common Stock set forth opposite its respective name as a result of the Merger. Barry Hawk and his wife, Lisa, are the trustees of both the Willow Road Trust and Crafton Trust (which holds 250,000 shares of Common Stock, or 3.92% of the issued and outstanding share capital). Lisa Hawk and David Lubin, Esq., are the trustees of the Steel II Trust. Each trust agreed with the Company that it will not sell the shares of Common Stock until November 24, 2001. Although each of the trustees has joint and several discretion on the voting and investment power of each of the respective trusts, each of the trustees expressly disclaims beneficial ownership of the shares of Common Stock held by each such trust.

(6) Each of Messrs. Hawk and Lane are entitled to purchase 275,000 shares of Common Stock at an exercise price of $.004 per share pursuant to option agreements which were assumed by the Company in the Merger. Said options were exercisable if between July 1, 1999 through June 30, 2000 Liberty either achieved a 20% growth in revenues or acquired a company with at least $5,000,000 in revenues. See "EXECUTIVE COMPENSATION - Option Grants" below.

(7)  These shares are attributed to Messrs. Hawk and Lane.


                                CHANGE IN CONTROL

          The statements made in this Information Statement referencing the Agreement, the Ferro Asset Purchase Agreement, the Voting Trust and Proxy Agreement and the Escrow Agreement are qualified in their entirety by reference to the text of said agreements, and are expressly made subject to the more complete information set forth therein. The full text of the Agreement, the Ferro Asset Purchase Agreement, the Voting Trust and Proxy Agreement and the Escrow Agreement are attached as exhibits to the Form 8-K filed by the Company on November 24, 1999 and should be read in its entirety.

          In connection with the Merger, the Company issued 4,500,000 shares of Common Stock to the sole stockholders of Liberty (the Haines City Trust (1,088,250 shares), Willow Road Trust (900,000 shares), Steel II Trust (498,250), Potomac River Trust (280,000), Great Falls Trust (280,000 shares) and Crafton Trust (250,000 shares). Upon consummation of the purchase of the assets from Ferro by Liberty Food Group, LLC, 2,000,000 shares of Common Stock were issued to Ferro. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT". The shares of Common Stock held by Ferro shall be subject to the terms and provisions of the Voting Trust and Proxy Agreement, pursuant to which Mr. Hawk has the sole power to vote the 2,000,000 shares. In addition, said shares shall be subject to an escrow agreement and released from escrow only upon a financial accommodation sufficient to satisfy all the debts and liabilities of Ferro. If such accommodation, which must be to the satisfaction of the Company, is not in place thirty (30) days after the acquisition of the assets from Ferro, Ferro shall lose the right to 1,000,000 of said shares.

          See "EXECUTIVE COMPENSATION - Option Grants" below for a description of the option agreements assumed by the Company in connection with the Merger.

          The issuance of shares of stock of the Company pursuant to the Agreement will result in a "change of ownership" of the Company for purposes of the U.S. Internal Revenue Code and applicable regulations of the Internal Revenue Service. It is intended that the Merger shall qualify as a tax-free reorganization under the provisions of Section 368(a)(2)(D) of the Code.

Indemnification Agreements

          The Company entered into an indemnification agreement with each of the Designees, pursuant to which each Designee is provided with contractual indemnification to the fullest extent permitted by law, and for the advancement of legal fees and other expenses and require the Company to use its best efforts to maintain designated directors' and officers' liability insurance coverage.


                             EXECUTIVE COMPENSATION

          The following table presents certain specific information regarding the compensation of the current Chief Executive Officer of the Company, the only executive officer of the Company.


                           Summary Compensation Table

                                         Annual               Long-Term        All Other
                                      Compensation          Compensation    Compensation
                                      ------------          ------------    ------------
                                                             Securities
 Name  and              Fiscal                               Underlying
 Principal               Year      Salary     Bonus            Stock
  Position                (1)       ($)       ($)            Options (#)
--------------          ------     ------     -----          -----------    ------------
Sally A                 1998        $0        $0                0               N/A
Fonner,                 1997        $0        $0                0               N/A
President and           1996        $0        $0                0               N/A
Chief
Financial
Officer

     (1) In this Summary Compensation Table, the 1998 fiscal year consists of the twelve months ended December 31, 1998; the 1997 fiscal year consists of the twelve months ended December 31, 1997; and the 1996 fiscal year consists of the twelve months ended December 31, 1996.

          Other than the shares of Common Stock issued to Ms. Fonner and Capston, Ms. Fonner received no compensation from the Company. In connection with the Merger, Capston will receive the sum of $200,000 to reimburse Capston for a portion of its out-of-pocket expenses, including legal, accounting and other professional fees advanced or to be paid by Capston in connection with the restoration of the Company's corporate charter, the filing of the Company's reports, proxy statements and other documents with the Commission and the other expenses associated with the maintenance of the Company as a current reporting company pursuant to the Exchange Act..


     Option Grants

               There were no grants of stock options to the executive officer of the Company during Fiscal Year 1998. The Company has not granted any stock appreciation rights. There are no outstanding options or other convertible securities.

          Pursuant to the Merger, the outstanding options of Liberty were assumed by the Company. Accordingly, each of the Designees, Messrs. Hawk and Lane, are entitled to exercise their options to purchase 275,000 shares of Common Stock at an exercise price of $.004 per share pursuant to said option agreements. Said options were exercisable if between July 1, 1999 through June 30, 2000 Liberty either (a "Threshold Benchmark") achieved a 20% growth in revenues or acquired a company with at least $5,000,000 in revenues. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT". The stock option agreements assumed by the Company also provide for the following vesting of options exercisable for shares of Common Stock by each of Messrs. Hawk and
Lane: (i) if between July 1, 2000 and June 30, 2001 a Threshold Benchmark is met, options to acquire 400,000 shares of Common Stock at an exercise price of $1.00; (ii) if between July 1, 2001 and June 30, 2002 a Threshold Benchmark is met, options to acquire 450,000 shares of Common Stock at an exercise price of $1.50; (iii) if between July 1, 2002 and June 30, 2003 a Threshold Benchmark is met, options to acquire 500,000 shares of Common Stock at an exercise price of $2.00; (ii) if between July 1, 2003 and June 30, 2004 a Threshold Benchmark is met, options to acquire 550,000 shares of Common Stock at an exercise price of $2.50. The foregoing options automatically vest upon the death, total disability or termination without cause of the Designee as an officer and director of the Company. The options contain customary anti-dilution provision, except that there is no anti-dilution adjustment if the Company effectuates a reverse stock split.

Employment Agreements

          There are currently no employment agreements or arrangements with Ms. Fonner, the Company's only executive officer.

          Pursuant to the Merger, the employment agreements with each of the Designees were assumed by the Company. Each of the employment agreements with Messrs. Lane and Hawk is for a five-year term which commenced July 1, 1999 and is automatically extended on a year-to-year basis unless terminated by either party by notice given not less than 60 days prior to the end of the then-current employment term. Commencing as of July 1, 1999, Mr. Lane and Mr. Hawk are entitled to receive a base salary of $175,000 and $160,000, respectively, per year, with annual increases each year thereafter at the greater of 10% of the previous year's base salary or in an amount which is equal to the proportionate annual increase in the Consumer Price Index-All Items.

          Each of Messrs. Lane and Hawk are entitled to a cash bonus equal to no less than 10% of their respective annual base salary if the Company has achieves either $100,000 pre-tax earnings or a 10% growth in revenues for the previous 12-month period (measured each July 1st through June 30th). The amount of the bonus, which is payable based on the Company's unaudited financials as of June 30th each year of the employment agreement, shall not be less than 10% and not more than 100% of the amount of the then-current base salary.

          Each of Messrs. Lane and Hawk are entitled to participate, at the Company's expense, in all insurance and medical plans of the Company available to its most senior employees and are entitled to reimbursement for business and entertainment expenses.

          Each of the employment agreements with Messrs. Lane and Hawk are subject to termination by the Company only for cause upon 90 days' written notice if either Mr. Lane or Mr. Hawk, as the case may be, has been convicted for any material act of fraud, misappropriation, embezzlement, disloyalty, dishonesty or breach of trust against the Company or any of its subsidiaries or affiliated companies. Notwithstanding such termination, the Company will remain obligated to pay the employee his annual base salary through the date of termination.

          In the event of the employee's death or total disability, or a change of control of the Company, he will be entitled to receive a death or disability benefit equal to the remainder of the base salary and the bonus as if the earnings or growth levels were met. for the balance of the five-year term of the agreement. 401(k) Plan

          The Company has no pension or 401(k) plan. The Ferro Foods 401(k) and Profit Sharing Plan will be assumed by the Company in the Merger.


Section 16(a) Beneficial Ownership Reporting Compliance

          Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they filed.

          To the Company's knowledge, based solely on the Company's review of Forms 3 (Initial Statement of Beneficial Ownership of Securities), Forms 4 (Statement of Changes in Beneficial Ownership) and Forms 5 (Annual Statement of Changes in Beneficial Ownership) furnished to the Company and the current information concerning the ownership of its securities, Bob Williams, who failed to file a Form 3 in April 1999, was the only person who has failed to file any such form in a timely manner.

Change in the Name of the Company

          The name "Bio Response, Inc." reflects the intended business of the Company when the Company was incorporated in March 1972. In connection with the Merger and the acquisition of the assets of Ferro, the Board of Directors believed that a change in the name of the Company was necessary and appropriate to reflect the change in the Company's status from a dormant company to a company with assets and operations. The name ABio Response, Inc. is no longer indicative of either the current operations of the Company or the current business plan of the Company.

           Accordingly, the change in the name of the Company to "Liberty Group Holdings, Inc." was effected on November 22, 1999 by the filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware pursuant to Section 253 of the Delaware General Corporation Law.

Exchange of Certificates

     As soon as practicable, letters of transmittal will be mailed to each holder of record of the Company=s outstanding Common Stock to be used in tendering certificates with the current name of the Company for certificates with the name "Liberty Group Holdings, Inc." The change occurred without any action on the part of stockholders and without regard to the date or dates on which certificates are physically surrendered. Each stock certificate with the current name of the Company be deemed for all purposes to evidence ownership of "Liberty Group Holdings, Inc."

STOCKHOLDERS SHOULD NOT SUBMIT CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     In connection with the above described name change, the Company has requested a change in the ticker symbol of the Company to "LGHI".